ENERGY EXPLORATION TECHNOLOGIES INC Second Quarter Interim Report for the six months ended and as at June 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our reporting currency is the United States of America dollar.  All references to "dollars" in this M D &A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars.  The rate of exchange of Canadian dollars to United States dollars as of June 30, 2006, was Cdn. $1.12 to U.S. $1.00.  For information relative to the conversion of Canadian amounts into US dollars, see the section contained in explanatory Note 2 to our consolidated financial statements captioned "Foreign Currency Translation".

The second quarter interim report for the six months ended and as at June 30, 2006 has not been reviewed by an independent accounting firm.

The Company adopted a new business strategy wherein its principle source of revenue is planned to be generated by providing SFD survey services to clients for a fee.  In prior years the Company was engaged in oil and gas exploration wherein the Company acquired land and incurred exploration capital cost generally through joint venture agreements with third parties.  Following the adoption of our new business strategy we do not plan to acquire additional oil and gas properties and consequently do not contemplate any direct investments in land, exploration or development of oil and gas properties other than to fulfill obligations as a joint venture participant in the existing oil and gas well owned by the Company.

In the first half of 2006 the Company entered into a fee for service contract for an SFD survey in Alberta Canada.  The contract is for Cdn. $1,200,000 and includes provisions for the Company to acquire Gross Overriding Royalty rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys.  This contract is scheduled to be completed prior to the end of 2006.

Revenue from this contract will be recognized in the Consolidated Statement of Earning (Loss) in accordance with our accounting policy of recognizing revenue on a completed contract basis.  Prior to completion all money received or invoiced for the contract will be reflected on the Balance Sheet as Deferred Revenue.  All costs incurred for the contract will be reflected on the Balance Sheet as Work-in-Progress.  As at June 30, 2006, Deferred Revenue reflected on our Balance Sheet was the U.S. dollar equivalent of Cdn. $100,000 of which Cdn $50,000 of cash has been received and a further Cdn. $50,000 is classified as accounts receivable.

Once the Company completes the contract, scheduled prior to the end of 2006, there will be a significant positive change in our reported earning (loss) as compared to prior periods as the Company will upon completion recognize all the revenue and cost of sales related to this contract in the Statement of Earnings (Loss).

The potential to enter into an additional contract is uncertain.  Currently the Company is pursuing other contracts and anticipates that there is a good opportunity to execute an additional contract prior to the end of 2006.  However, as the

Company recognizes revenue on a completed contract basis it is unlikely, even if an additional contract is entered into, that the Company will reflect SFD survey revenue for the year in excess of the U.S. dollar equivalent of Cdn $1,200,000.

Results of operations

As of the first six months of 2006 and 2005 the only source of income for the Company is the revenue generated from one producing well.  The Company anticipates that oil and natural gas revenue shall become less significant as the Company completes SFD Survey contracts.  The back-log of SFD Survey revenue as of June 30, 2006 is Cdn. $1,200,000 related to one SFD Survey contract.  This contract is scheduled to be completed prior to the end of the 2006.  Oil and Gas revenue for 2006 is projected to be $40,000 (2005- $48,686) whereas the SFD Survey revenue is anticipated to exceed $1,000,000 in 2006 (2005- nil).  Consequently in 2006 Oil and Gas revenue is projected to be less than 5% of total revenue (2005- 100%).

Oil and natural gas revenues

Our well at Entice, Alberta, in which we have a 22.5% working interest, had production averaging 19 thousand cubic feet (mcf) per day during the quarter ended June 30, 2006 (“Q2 2006”) as compared with production of 26 thousand cubic feet (mcf) per day during the quarter ended June 30, 2005 (“Q2 2005”).  Revenues, net of royalty expense, for the period were $8,706 (Q2 2005 - $12,987).  In Q2 2006 the average price received net of royalties was $6.85 per mcf (Q2 2005- $5.59 per mcf) and the operating cost was $0.64 per mcf. (Q2 2005- $0.68 per mcf.)

Operating loss from continuing operations

We incurred an operating loss of $799,424 in Q2 2006 (Q2 2005 -$477,748), representing a $321,676 (67.33%) overall increase.  This increase was attributable to the following changes:

•

Administrative costs increased $301,780 (64.05%) in 2006 to $772,891 compared to 2005 expenditures of $471,111.  This increase was mainly due to an increase of consulting fees for investor relations of $310,894 in 2006 (Q2-2005 - nil) of which $262,674 were non-cash transactions, an increase of salaries of $63,558, an increase in travel expenses of $9,110, an increase in non-cash stock-based compensation expense of $95,064 and miscellaneous of $5,289.  These increases were offset by a decrease in legal fees of $73,341 and a decrease in general consulting fees of $108,794.

•	Survey operations and support expenses increased to $16,573 (Q2-2005 - nil) due to SFD Survey System test flights.
•	Depletion and impairment was substantially unchanged as it decreased by $71 (1.35%) to $5,224 in 2006.

Interest expense

Interest expense for Q2- 2006 was $898,240 (Q2 2005 - $5,900) and consisted of $894,618 (Q2 2005 - Nil) interest on convertible debentures, $4,296 (Q1 2005 - $6,965) interest on shareholder loan, which was partially offset by interest revenue of $674 (Q2 2005 - $1,065).

Interest on convertible debenture for Q2 – 2006 consists of:

•

$304,972 of accretion expense on the debenture discount

•

$363,871 revaluation of the bifurcated embedded conversion feature

•

$225,775 of interest expense including registration penalty of 2% per month on convertible debentures.

The registration penalty shall continue until the underlying securities for the convertible debentures are registered with the SEC through a registration statement such as a Form F-1.  The Company intends to file a Registration Statement with the SEC in Q3 – 2006, however, this statement will only become effective once the SEC has completed their review and has approved the Form F-1.  We cannot project an estimated date when the Form F-1 will become effective.

The interest and registration penalty as per the debenture agreement can be paid either through the issuance of shares or by cash.  Our intention is to pay interest through the issuance of shares.  As per the terms of the debenture these shares are to be valued at the weighted average of market value for the 10 days preceding the date when the interest is payable.

Gain from discontinued operations

The gain related to discontinued operations for Q2 2006 was nil (Q2 2005 - $4,303).  The gain in 2005 was a result of a reclassification.

Other comprehensive income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars.  For example when the U.S. dollar trades higher relative to the Canadian dollar net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period.  The equivalent U.S. dollars for a Canadian dollar changed from $1.20 at March 31, 2006 to $1.12 at June 30, 2006 and changed from $1.21 at March 31, 2005 to $1.23 at June 30, 2005.  Both periods also experienced fluctuation in currency exchange rates throughout the period.  These fluctuations in currency exchange rates resulted in a comprehensive gain in Q2 2006 of $63,978 compared with a loss in Q2 2005 of $9,426.

Quarter Comparisons
Interim Quarter Ended	Sept. 30 ,2004	Dec. 31, 2004	March 31, 2005	June 30, 2005
Revenue	$17,743	$11,639	$11,121	$9,544
Net loss from continuing operations	$(415,619)	$(760,201)	$(1,619,684)	$(483,648)
Net loss from discontinued operations	$5,052	$(2,331)	$(4,303)	$4,303
Comprehensive loss	$(346,154)	$(721,007)	$(1,652,896)	$(488,771)
Net loss	$(410,567)	$(762,532)	$(1,623,987)	$(479,345)
Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.08)	$(0.02)
Basic and diluted loss per share for continuing operations	$(0.02)	$(0.04)	$(0.08)	$(0.02)

Interim Quarter Ended	Sept. 30 , 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006
Revenue	$14,507	$13,514	$12,173	$8,706
Net loss from continuing operations	$(293,050)	$(5,440,096)	$(727,547)	$(1,697,664)
Net loss from discontinued operations	$-	$-	$-	$-
Comprehensive loss	$(227,601)	$(5,470,882)	$(799,674)	$(1,633,686)
Net loss	$(293,050)	$(5,440,096)	$(727,547)	$(1,697,664)
Basic and diluted loss per share	$(0.01)	$(0.26)	$(0.03)	$(0.07)
Basic and diluted loss per share for continuing operations	$(0.01)	$(0.26)	$(0.03)	$(0.07)

The increase in the Net Loss in Q4 2004 as compared to Q3 2004 is attributable to an impairment of our oil and gas properties and also an increase in administrative costs related to an accrual for consulting fees.

The increase in the Net Loss in Q1 2005 as compared with Q4 2004 is largely due to a write-off of our Wildwood oil and gas properties.

The decrease in the Net Loss in Q2 2005 as compared with Q1 2005 was largely attributable to non-recurrence of the write-off mentioned above and also an overall decrease in administrative costs.

In comparing Q3 2005 to Q2 2005 there was a decrease in our net loss attributable to cost-cutting measures that reduced our administrative expenses for the period.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our Net Loss.  Two factors largely explain this change.  In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares.  Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures.  In aggregate $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures.  The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the Company’s common shares.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

Relationships and Transactions on Terms That Would Not Be Available From Clearly Independent Third Parties

In the first half of 2006 the following transactions occurred that may not be available from independent third parties.

1.

The maturity date of a Note Payable due to Mr. Liszicasz the Company’s Director, Chief Executive Officer, President and major shareholder was extended from April 15, 2006 to April 15, 2007.

2.

The Company reduced the Note Payable due to Mr. Liszicasz by $30,000 through a non-cash transaction wherein Mr. Liszicasz elected to draw down the loan as consideration for a family member of Mr. Liszicasz investing $30,000 into the private placement completed in Q2 2006.

Liquidity And Capital Resources

Sources of Cash in Quarter

In Q2 2006 we completed two private placements for  net proceeds of $2,093,945 and received $1,900 from options being exercised.

Current Cash Position and Changes in Cash Position

Our cash position as of June 30, 2006 was $2,217,929 as compared to $624,669 as at March 31, 2006 and $1,059,277 as at December 31, 2005.

Since the beginning of the year this increase in our cash position was attributable to cash used in operating activities of $904,580, $2,146,216 generated through financing activities, $20,188 used in investing activities, and the effects of the fluctuations in foreign exchange of $62,526.  Since March 31, 2006 the increase in our cash position was attributable to the cash used in operating activities of $457,029, $2,095,845 generated through financing activities, $49,404 used in investing activities and the effects of the fluctuations in foreign exchange that increased the value of cash by $3,848.

In Q2 2006 the increased cash utilization in operating activities is attributable mainly to changes in working capital including $292,219 consulting costs settled by issuance of common stock and $95,064 of compensation settled with options.  Financing activities in Q2 2006 generated $2,095,845 from the exercise of options and the sale of common shares through a private placement compared with Q2 2005 when $234,297 was generated largely from the increase in notes payable.

Investing activities used cash of $49,404 for Q2 2006 as compared to $27,281 generated in Q2 2005.  The decrease was attributable to the funds used by an investment in other property and equipment.

There was no cash used or generated from discontinued operations in Q2 2006 compared with Q2 2005 where $4,303 was generated from discontinued operations.

Currency exchange adjustment included in comprehensive income resulted in a gain of $3,848 in Q2 2006 as compared to the loss of $9,426 in Q2 2005.

Change in Working Capital since beginning of year

Our working capital has increased by $3,313,222 to $919,350 as of June 30, 2006 as compared with a working capital deficit of $2,393,872 as at December 31, 2005.  This improvement in our working capital was primarily due to the following factors:

Sources of Working Capital

1.

The receipt of the net proceeds from two private placements that closed in Q2 2005 in the amount of $2,093,945.

2.

The change in the fair value of the convertible debenture and its bifurcated conversion feature.  In aggregate these liabilities decreased in the year by $1,565,004 to $838,366 as of June 30, 2006 ($2,403,370 at December 31, 2005).  The value reduced by $2,540,045 through the conversion of debentures into common shares and a further $321,900 reduction was caused by revaluation of the conversion feature.  These reductions in value were offset by accretion expense of $1,016,830 and accrued interest of $280,111 that both increased the value of the debenture.  The remaining outstanding convertible debentures will be converted into common shares either through the self-liquidating feature over the next 12 month or earlier at the option of the investor.  When converted to common shares the debenture liability will be discharged without a cash outlay.

3.

$52,271 was raised in the year from proceeds from options exercised.

Uses of Working capital

1.

$65,758 of capital expenditures was made in the year.

2.

Note Payable due to an officer of the company of $179,111 became a current liability in the Quarter as the stated term became due within one year.

3.

$67,444 of working capital was used in operating activities.

4.

$62,526 of foreign exchange loss was experience on cash balances.

Plan of Operation and Prospective Capital Requirements

We had $1,913,374 in cash on hand as of August 8, 2006.  In the six months ended June 30, 2006, we incurred a comprehensive loss of $2,433,360 and used $904,850 of cash in operating activities.  We have an accumulated deficit of $36,299,847, and have a working capital of $919,350 at the end of the period.

At March 31, 2006 we required additional funds to ensure that we could continue operations.  We needed to raise a minimum of $1,500,000 to ensure that we had adequate working capital for us to operate for one year.  Consequently in Q2-2006 we closed two private placements with an aggregate net proceeds of $2,093,945 that we project will provide sufficient capital to meet our financial obligations for at least one year.  See Subsequent Event Note 14 of our consolidated financial statements.

Additionally we executed of a Cdn. $1,200,000 contract to provide an SFD Survey to two clients that we are scheduled to complete in 2006.  With the proceeds from this contract we expect to generate cash from operating activities for the six months ended December 31, 2006.

Our ability to continue as a going concern beyond one year is dependent upon our ability to sustain positive cash from operations and/or obtain the additional financing in order to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with certainty at this time.

Our consolidated financial statements are prepared using U.S. Generally Accepted Accounting Principles that is applicable to a going concern.  The going concern principle assumes a company can realize on its assets and settle its liabilities in the normal course of operations.  Our consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.  If we cannot generate sufficient cash from operations we would ultimately cease to be a going concern.  Should we cease being a going concern we would be required to suspend our operations, liquidate our assets, wind-up and dissolve our company.

Contractual commitments

Summarized below are our contractual commitments:

Contractual Obligations As of June 30, 2006	Payments due by period
	Total ($)	Less than 1 year	1-3 Years	3-6 Years
Loan from Officer/Shareholder	179,111	179,111	-	-
Rent or Operating Lease	1,223,419	167,500	589,891	466,029
Employment Agreements	382,483	139,760	242,723	-
Dundee TSX Sponsor Agreement	111,987	111,987	-	-

Foreign Exchange

Foreign currency translation gains or losses are included as a comprehensive income (loss) item on our statements of loss and comprehensive loss and shareholders' equity (deficit) in our accounting records.  The comprehensive income (loss) arise from fluctuations in United States-Canadian currency exchange rates during that period.  We cannot give assurance that our future operating results will not be adversely affected by currency exchange rate fluctuations.

Critical accounting estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods.  Estimates include allowances for doubtful accounts, valuation of the note receivable, estimated useful lives of assets, provisions for contingent liabilities, and measurement of stock based compensation, valuation of future tax assets, valuations of convertible debentures and determination of proved reserves.  All estimates and assumptions reflect management's best estimate.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary.  Actual results may differ from those estimates.

Changes in the accounting estimates or assumption can have a significant impact on the reported Consolidated Statement of Loss.

Critical Accounting Policies

In December 2004, the FASB issued SFAS 123-R (revised 2004), "Share Based Payment." SFAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  SFAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments.  Prior to the adoption of SFAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognized a compensation expense in our financial statements when issuing stock options to employees.

SFAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted.  This value is then recorded as a compensation expense over the period during which an employee is required to provide service for the award.  For options, the compensation expense is recognized as the options vest.  The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, SFAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for us to implement SFAS 123-R is January 1, 2006.  Accordingly this standard was reflected initially in our first quarterly interim report of 2006.  We adopted this standard using the “modified prospective” transition method.  Using the modified prospective method there is no compensation expense recorded for any outstanding option that was vested as of the effective date of this standard.  A compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date.  Under the modified prospective application method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is required to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

In the first half of 2006, the adoption of FAS 123-R resulted in incremental stock-based compensation expense of $190,619.  The incremental stock-based compensation expense caused net loss to increase by $190,619.  Net cash flow is not affected by the adoption of this standard.

Market Risk

Oil And Gas Price Fluctuations

We incur a risk of market changes in oil and natural gas prices.  Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices.  A $1.00 per mcf change in the market price of natural gas will result in approximately an $8,000 change in our gross oil and gas production revenue.  The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD Survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to sell properties or execute SFD Survey contracts will also decline.,

Currency Fluctuations

We currently hold our cash in Canadian as well as in U.S. dollars.  Additionally most of our operating expenses are incurred in Cdn. Dollars.  Our reporting currency is U.S. dollars.  These positions expose us to exchange rate fluctuations between the Canadian and United States currencies.  We do not engage in activities to mitigate the effects of foreign currency changes.  Based on the Q2 2006 revenue and cash flows a one percent change in the Canadian dollar rate relative to the US dollar is estimated to affect quarterly revenues and expenses by $86 and $3,164 respectively.

Interest Rate Fluctuations

We currently maintain some of our available cash in US dollars and our reported interest income from these short term investments could be adversely affected by any material changes in US dollar interest rates.  A 1% change in the interest rate would have approximately a $20,000 impact if all of our cash was invested in interest bearing notes.  A 1% change will impact the U.S. dollar equivalent of a Cdn $1,200,000 SFD Survey contract by $10,000.

Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in is recorded, processed, summarized and reported within proscribed format, content and in the time periods specified by the Alberta Security Commission and U.S. Securities and Exchange Commission rules and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in our reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America.  Disclosure controls and procedures include, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. As of June 30, 2006, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada.  Based upon the foregoing, our Chief Executive Officer /Chief Financial Officer concluded that our disclosure controls and procedures are effective in the timely alerting of management to material information relating to us which is required to be included in our periodic filings both in Canada and the United States of America.

There were no changes in our internal controls or in other factors that could materially affect these controls subsequent to the date of their evaluation and since the last period reported, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Unregistered Sales of Equity Securities and the Use of Proceeds

NXT closed two Private Placements to twenty five investors for aggregate gross proceeds of US$2,124,000.  On April 19, 2006, NXT closed a Private Placement for US$1,685,000 wherein NXT issued 1,685,000 Units.  On May 12, 2006 the Company closed a second Private Placement for US$439,000 wherein NXT issued a further 439,000 Units.  For both Private Placements a Unit was sold at a price of US$1.00 and each Unit consisted of one (1) common share and one (1) warrant.  Each warrant shall entitle the holder to purchase one additional Common Share at US$2.00 per share for a period of two (2) years from the date of issue.  In connection with the financing, NXT will pay a commission of an additional 152,560 Units.

NXT had fourteen investors of the convertible debenture offering who exercised their options to convert their Convertible Debenture into Common Shares on various dates in the second quarter of 2006. In aggregate 2,244,645 Common Shares were issued in exchange for Convertible Debentures and accrued interest.  These conversions were non-cash transactions and did not involve an underwriter.  The Convertible Debentures had a face value of $1,452,842 and accrued interest of $82,245.  The Convertible Debentures were converted at $0.70 of the face value and the accrued interest was issued in Common Shares equal to the weighted average market price per Common Share for the 10 days proceeding the date when the debentures were converted.

The 4,521,205 Common Shares were issued exempt from registration pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933.  Neither we nor any person acting on our behalf offered or sold these securities by any form of general solicitation or general advertising.  The shares issued are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption there from.  Each investor represented to us that the securities were purchased for his own account and not for the account of any other persons. Each investor was provided with written disclosure that the securities have not been registered under the Securities Act of 1933 and therefore cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.

The proceeds from the private placements will be used primarily to fund general operating expenditures.

Other Information

For additional information on Energy Exploration Technologies Inc. please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com or the EDGAR webpage http://www.sec.gov/edgar.shtml.

This document should be read in conjunction with the Form 10-K filed April 26, 2006 for fiscal year-end December 31, 2005.